Exhibit 99.1

WISeKey Shareholders Approved All Agenda Items of the 2026 Annual General Meeting

Geneva, Switzerland, June 30, 2026 – WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company, today announces that its shareholders approved all items on the agenda of WISeKey’s 2026 Annual General Meeting held on June 29, 2026.

Shareholders of WISeKey approved all proposals submitted by the Board of Directors, including:

●	the Annual Report 2025 and the discharge of the Board of Directors and Executive Management;

●	the appropriation of the accumulated loss for fiscal year 2025;

●	the re-election of seven current directors and the election of Andrew Forson as a new director;

●	the re-election of Carlos Moreira as Chairman;

●	the re-election of the members of the Nomination and Compensation Committee, the Company’s statutory auditor BDO SA, and Anwaltskanzlei Keller AG as independent proxy; and

●	all compensation-related proposals submitted to shareholders.

Carlos Moreira, Chairman of the Board of Directors, stated, “On behalf of the WISeKey management team, I would like to thank our valued shareholders for their continued support and confidence. We are grateful for the trust they continue to place in our Board and management team as we execute our strategy and build long-term value for all stakeholders. This year, we have made significant progress across the WISeKey group of companies, strengthening our business and advancing our strategic priorities. We are encouraged by the momentum we have built and expect it to continue as we execute our strategy, pursue new growth opportunities, and create lasting value for our shareholders.”

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com